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                             July 22, 2020

       Anne Chwat, Esq.
       Executive Vice President, General Counsel and Corporate Secretary International Flavors & Fragrances Inc.
       521 West 57th Street
       New York, NY 10019

                                                        Re: International
Flavors & Fragrances Inc.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 15, 2020
                                                            File No. 001-04858

       Dear Ms. Chwat:

              We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Directors and Officers of IFF Before and After the Transactions, page 79

   1. It appears that you do not currently intend to provide information in the proxy statement regarding all of the
individuals who will serve as directors on the board of IFF following the transactions that
will occur if the share issuance proposal is approved and the transactions
contemplated thereby are consummated. With a view toward revised disclosure, please
advise what consideration you gave to providing the disclosure required by Item 7 of Schedule
14A with respect to the remaining individuals, out of a total of 13, who will become
directors of IFF if the share issuance proposal is approved and the transactions are
consummated. Refer to Note A to Schedule 14A.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anne Chwat, Esq.
International Flavors & Fragrances Inc.
July 22, 2020
Page 2

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameAnne Chwat, Esq.
                                                          Division of
Corporation Finance
Comapany NameInternational Flavors & Fragrances Inc.
                                                          Office of Life
Sciences
July 22, 2020 Page 2
cc:       Kyle A. Harris, Esq.
FirstName LastName